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                                    FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549



                            REPORT OF FOREIGN ISSUER



                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934



                           For the month of April 2002


                         COMMISSION FILE NUMBER: 1-7239










                                  KOMATSU LTD.
                 ...............................................
                  Translation of registrant's name into English

                  3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan
                  ............................................

                     Address of principal executive offices
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                                      -2-

                      INFORMATION TO BE INCLUDED IN REPORT
                      ------------------------------------


1. One company announcement made on April 4, 2002 and one company announcement made on April 5, 2002.


                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                                KOMATSU LTD.
                                        -----------------------------
                                                 (Registrant)





Date:  April 5, 2002        By:  /s/ Kenji Kinoshita
                                --------------------
                                     Kenji Kinoshita
                                     Executive Officer
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For Immediate Release                   [LOGO]
                                        KOMATSU

                                        2-3-6 Akasaka, Minato-ku,
                                        Tokyo 107-8414, Japan
                                        Corporate Communications
                                        Tel: +81-(0)3-5561-2616
                                        Date: April 4, 2002
                                        URL: http://www.komatsu.com/

                       KOMATSU TO OUTSOURCE CABS TO VOLVO

         First Step in Cooperation on Construction Equipment Components

Komatsu Ltd. and Volvo Construction Equipment (Volvo CE) have now reached a basic agreement for cooperation on production and development of construction equipment components as a result of discussions both companies have engaged in since last autumn.

As a first step, Komatsu and Volvo have signed a letter of intent for the production of Komatsu designed wheel loader cabs at Volvo CE's cab plant in Hallsberg, Sweden. The cabs, currently outsourced, will be for four models of Komatsu's small wheel loaders, produced in Europe and North America.

Production is scheduled to start at the beginning of 2003 after the finalization of specific conditions.

With the outsourcing of production to Volvo CE, Komatsu will be able to expect a reduction in costs. This commercially based agreement will provide Volvo CE with increased operating efficiencies at its Hallsberg plant.

The agreement is part of the ongoing cooperation discussions between Komatsu and Volvo CE. Discussions in progress include collaboration in the supply and development of drivelines, except engines. Conclusion of these discussions is expected to take place this autumn and announcements on these and other potential ventures will be made as basic agreements are reached.

Mr. Masahiro Sakane, President of Komatsu, and Mr. Tony Helsham, President & CEO of Volvo CE, state: "The cab venture is an initial step in our commitment to reinforce cost competitiveness, further improve quality & technology and increase customer satisfaction. It shows how a `win-win' situation can be achieved."

Discussions between Komatsu and Volvo CE regarding cooperation in the production and development of construction equipment components was first announced in November 2001. In the discussions, Volvo CE and Komatsu will not include cooperation in sales, service, distribution and equity participation. Both companies will continue to engage in business as independent competitors using their own dealer networks, brands and product identities.

                                                                           (end)
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For Immediate Release                   April 5, 2002
                                        Komatsu Ltd.
                                        Corporate Communications
                                        Tel: +81-(0)3-5561-2616
                                        URL: http://www.komatsu.com/
                                        Hitachi Construction Machinery Co., Ltd.
                                        Corporate Communication Dept.
                                        Tel: +81-(0)3-3830-8065
                                        URL: http://www.hcmac.com/

Hitachi Construction Machinery and Komatsu to Start Discussions on Collaboration in Production and Procurement

Komatsu Ltd. and Hitachi Construction Machinery Co., Ltd. have agreed to start discussions concerning a cooperative relationship in production and procurement that is intended to further enhance the cost competitiveness of their products. More specifically, the Parties will study a wide range of business arrangements to reduce production costs mainly by cross-supply and joint procurement of components for construction and mining equipment.

The two companies will focus on the subject areas specified below. As they continue their discussions, they plan to agree on collaborative relations beneficial to both Parties, and to implement them in a timely manner in the second half of this fiscal year.

1.   Collaboration in production and procurement of components
     1)  Cross supply of components which each Party produces at its own plants.
     2)  Joint procurement of third party components.

2.   Collaboration overseas
     1) Mutual referencing of their suppliers, joint search for suppliers and procurement.
     2) Cross supply of parts and components between their respective overseas manufacturing subsidiaries.

3.   Complementary relationship in attachments and new areas
     1)  Cross supply and joint development of attachments.
     2)  OEM supply of niche or specific-application products.

The agreement covers production and procurement only and excludes the areas of sales and services. Accordingly, it will not affect the sales networks, brands or product identities of the Parties. The two companies have no plans for mutual capital participations.
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